MAIL STOP 3720

September 21, 2006

Mr. Harley L. Rollins
Chief Financial Officer
Elandia, Inc.
1500 Cordova Road
Suite 300
Fort Lauderdale, FL 33316

>   **Re: Elandia, Inc.**
>   **Amendment No. 1 to Registration Statement on Form 10**
>   **Filed August 25, 2006**
>   **File No. 0-51805**

Dear Mr. Rollins:

    We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

General

1.   In our March 15, 2006 letter, we noted that the above registration statement on
       Form 10 would become automatically effective on April 14, 2006, after which the
       company would have to file the reports specified by Regulation 13A. Our records
       indicate that you have not filed periodic reports for the periods ended March 31,
       2006 or June 30, 2006. Please note that we will not be in a position to review any
       subsequent amendments to the Form 10 until these reports are filed and, in light
       of your reporting obligations, we request that they, and all other required reports,
       be filed immediately. Please also remind your officers, directors and other
       shareholders to file any reports required by Sections 13(d), 13(g) and 16(a) of the
       Exchange Act. In this regard, our records indicate that neither your director and
       officers that beneficially own shares of your common stock nor those persons who

beneficially own greater than 10% of your common stock have filed an initial statement of beneficial ownership of securities on Form 3 pursuant to Section 16(a).

Item 1. Business, page 1

2.   Please identify the foreign national that assumed your payroll tax liabilities in connection with the sale of Centra, as noted on page one. Explain why the purchaser agreed to assume such liabilities in exchange for assets that consisted only of $1,200 in cash. Tell us in your response letter what legal obligation the foreign national has to pay these payroll tax liabilities and what, if any, legal exposure this creates for the company. We may have further comments.

3.   For clarity, please identify yourself as a holding company. See prior comment 83 to our letter dated March 15, 2006. Please also clarify what you mean by "subject to nominal qualifying shares" at the bottom of page three.

4.   Revise the discussion of the agreement with IBM Global Services Australia to indicate whether the agreement is subject to additional extensions after its expiration in January 2007. Also disclose the specific circumstances under which IBM may terminate this agreement as well as the agreement from which your Papua New Guinea operations derives a large percentage of data delivery revenues.

5.   Your response to prior comment eight indicates that you currently conduct no operations in North America. The description of your North American operations on page 14 of the registration statement states that you generate no revenue from operations but does not address the status of your operations as requested in prior comment eight. Please reconcile these two statements by disclosing the exact status of your North American operations. Please also include a clarifying statement regarding the current status of your discussions with prospective purchasers of your North American license. Such statement should indicate that either you have or do not have current arrangements in place for their sale.

Item 1A. Risk Factors, page 15

The Datec Group Ltd. subsidiaries acquired by us and AST had working capital…., page 16

6.   Please clarify that your auditors have expressed substantial doubt about your ability to continue as a going concern.

<u>We have identified the potential for material weaknesses…., page 20</u>

7.   The disclosure indicates that you expect potential material weaknesses to be remediated in the second half of 2006. Please update this disclosure to present.

<u>We rely heavily on third parties to provide specialized service…, page 31</u>

8.   Given your disclosure that you depend upon Hewlett Packard and Canon for your business solutions business, please file any agreements with them as exhibits to the registration statement or advise us why you do not believe you are required to do so pursuant to Item 601(b)(10) of Regulation S-K. Also revise your Business section to summarize the material terms of these agreements. Refer to prior comment 5.

<u>The public sale of our common stock by existing stockholders or the exercise of options…., page 25</u>

9.   Both the heading and narrative of this risk factor refer to outstanding options. The narrative also refers to outstanding warrants. Tell us in your response letter the options and warrants to which you are referring and revise the disclosure accordingly.

<u>Item 2. Financial Information, page 27</u>

<u>Overview</u>

10.   In prior comment 19, we asked that you expand your Overview section to discuss how you intend to pay for your plans to expand your network presence and service offerings as well as to address the estimated increase in expenses associated with being a public reporting company. Notwithstanding the largely unsubstantiated claims throughout the Liquidity sections of MD&A regarding access to equity and/or debt markets, we are unable to locate the requested disclosure. Moreover, we note that you no longer have access to certain financial arrangements and revolving notes with Stanford, a related party upon which you have historically relied. As such, please revise to fully discuss how you intend to finance your expansion plans as well as the increased costs associated with being a public company.

11.   You discuss on page 28 your efforts designed to mitigate your bad debt expense. To the extent material, please address the financial impact of switching certain customers to pre-paid wireless accounts, including whether you have noticed, or expect to notice, an increase in your churn rate.

12.   We note on page 93 that in March 2006, the Samoa Government announced the award of the wireless telecommunications license to another company. Please expand the discussion to address the anticipated impact of this loss of business, if material and also discuss any impact on interim periods in 2006.   See Financial Reporting Codification Section 501.02 for guidance. Also, if material, provide subsequent event disclosure in the notes to the Elandia financial statements for the period ended December 31, 2005.

Results of Operations [Samoas], page 30

13.   Your response to prior comment 29 indicates that management fees in connection with your Samoa operations are paid to members of management who are paid as consultants in Samoa. Please advise us whether these fees are reflected as compensation in your summary compensation table on page 85. If not, tell us why you believe that disclosure of these fees is not required pursuant to Item 402 of Regulation S-K.

Liquidity and Capital Resources [Samoa], page 38

14.   Please elaborate on your efforts to seek alternative sources of financing to your line of credit with the Bank of Hawaii. As this appears to be your only source of financing, and given that it will mature on November 1, 2006, please substantiate your belief that cash available from borrowing under existing financial arrangements will be sufficient for at least the next 12 months. Similarly expand the liquidity discussions for the other segments to discuss the status of your efforts to obtain additional financing.

15.   Please file the agreements associated with the senior credit facility as exhibits to the Form 10.

16.   You refer to "all elements of [y]our business strategy in American Samoa" in the bottom paragraph on page 39. The "strategy" discussion in your Business section on page four does not address what these "elements" are. Please elaborate on this strategy, including the timeframe for beginning and completion.

17.   You also state in the same paragraph that if you "are successful in entering the wireless market in Samoa," you will require an additional $11 million dollars. Disclosure elsewhere suggests that the Samoan government did not grant you a wireless license. Fully discuss this development and your how it will impact your strategy.

Liquidity and Capital Resources [Fiji and Other Pacific Island Nations], page 61

18.   Please elaborate on your "existing external financing arrangements" by disclosing the lender, the principal amounts borrowed to date, the amounts available, the applicable term(s), and interest rate(s). Please also elaborate as to what your "existing operating and capital requirements" are and the amount of additional debt or equity financing you will need to expand your business in Fiji and the Other Pacific Island Nations as well as for "additional development opportunities," including what these opportunities are. Disclose the source of these funds and the timeframe for beginning and completing your expansion plans.

Results of Operations North America, including The Caribbean, page 62

19.   Please discuss when and how you plan to "generate future revenue by utilizing [y]our remaining assets…and by acquiring various telecom and technology companies" as stated in the last paragraph of this subheading on page 62.

Executive Compensation, page 85

20.   Your revised disclosure on page 87 indicates that you issued restricted stock to Mr. Rollins in 2005 pursuant to the stock subscription agreement. Please revise the summary compensation table to provide the required tabular and footnote disclosure about the restricted stock awards in accordance with Item 402(b)(2)(iv) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 89

21.   Throughout this section, you indicate that various loans were contributed into equity; however, in some instances on page 89 you also disclose that the debt was "convert[ed]" into equity. To the extent that debt was "converted" into equity, disclose the number of shares issued and ensure that you include appropriate disclosure of the issuances under Item 10, Recent Sales of Unregistered Securities.

22.   Refer to your discussion of the real property sale on page 91. We note that you have revised the disclosure to state that the property was sold to a related party for an amount that is less than current market value. Since the related parties are also directors and one is an employee, tell us why you did not record the difference between the fair market value of the property and the sale price as compensation expense in the period of the sale. Please revise or advise.

Item 8. Legal Proceedings, page 93

23.   We note that the Samoan government awarded the wireless license for your operations on Samoa to another company. Fully discuss this fact in the Business section, including what impact it will have on your market share, competitive position, expansion plans and strategy. Discuss in this section the basis for your belief that you have a meritorious claim and elaborate on the bid protest procedure in Samoa, including when you expect a final decision to be rendered.

Item 14. Changes In and Disagreements with Accountants or Accounting and Financial Disclosure, page 97

24.   Please revise to provide all disclosures required pursuant to the Instructions to Item 304, including a letter from your former accountants.

Age of Financial Statements

25.   Please provide unaudited interim financial statements for Elandia pursuant to Rule 3-12 of Regulation S-X. Also, please provide a pro forma statement of operations for the interim period pursuant to Rule 11-02(c) (2) (i) of Regulation S-X. Please revise MD&A accordingly.

Financial Statements – ELANDIA, Inc.

Report of Independent Registered Public Accounting Firm, page F-29

26.   Refer to Note 3 on page F-42. We note that you had a working capital deficiency of $1.9 million as of December 31, 2005 and that you entered into a debt facility for $2.3 million in February 2006 after the merger transactions and related capital contributions. However, we also note that the audited financial statements of both AST and Datec as of December 31, 2005 include language in the report and note disclosure regarding substantial doubt about their ability to continue as a going concern. Since Elandia had no operations as of the merger transactions and both of the operating entities acquired had going concern issues, it is unclear to us how your independent accountants concluded that you also did not have a similar issue. Please advise or revise.

Note 4 – Discontinued Operations, page F-43

27.   We note that you recognized an impairment charge of $4.6 million during the period ended December 31, 2005. Please revise to include the disclosures required pursuant to paragraph 26 of FAS 144. Also, please expand the discussion in MD&A accordingly.

Note 5 – Sale of Subsidiaries, page F-44

28.   Refer to page 1, Note 1 on page F-37 and Note 5 on page F-44. We note that you
        sold your wholly-owned subsidiaries, Centra Construction, Inc., Centra Wireless
        Services, Inc. and Razorback, Inc., to a foreign national and recorded a gain of
        $463,440 from discontinued operations. We also note that there is no assurance
        that you will not be held to be liable for these tax liabilities. Please tell us how
        you concluded that gain recognition was appropriate at this time, given the
        uncertainties regarding liability. Please use the guidance in FAS 5 in your
        response.

Financial Statements – AST Telecom, LLC

Independent Auditor's Report, page F-97

29.   We note that your auditor's report originally filed in the Form 10 on page F-81 for
        AST for the years ended 2003 and 2002 referenced generally accepted accounting
        principles in the United States of America and generally accepted auditing
        standards in the United States of America. Please revise page F-97 in the Form
        10/A or advise.

Financial Statements – Datec Group Ltd.

Statements Of Earnings (Loss), page F-134

30.   Refer to our previous comment 71. Please revise page F-134 to delete the item
        "Gross Profit", as SAB Topic 11: B precludes the reporting of income before
        depreciation. Alternatively, allocate depreciation and amortization between cost
        of sales and other expenses and deduct the depreciation and amortization expense
        related to cost of sales in determining gross profit.

Note 3 – Significant Accounting Policies, pages F-116 and F-138

31.   Refer to your response to comment 75. Please expand your accounting policy for
        service revenue under fixed fee contracts on pages F-117 and F-138 to explain
        whether your revenue recognition would be materially different if you used output
        measures rather than input measures (i.e. cost-to-cost) for service revenue
        accounted for under the percentage of completion method.

Note 5 – Goodwill, page F-123

32.   We note that you recognized a goodwill impairment charge of $4.4 million during
        the period ended December 31, 2005. Please revise to include the disclosures
        required pursuant to paragraph 47 of FAS 142. Also, please expand the
        discussion in MD&A accordingly.

Exhibit Index

33.   You should indicate in the exhibit index the specific exhibits for which you have submitted a confidential treatment request. Also state that the portions of the exhibits that you have omitted based upon a request for confidential treatment have been filed with the Commission.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-33349, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Seth P. Joseph, Esq .
       Fax: (305) 460-1422